Exhibit 99.1

To the shareholders of VectivBio Holding AG

Invitation to the

Extraordinary General Meeting

Date and Time: Monday, June 26, 2023, at 11:00 a.m. CEST / 5:00 a.m. EDT (doors open at 10:45 a.m. CEST / 4:45 a.m. EDT)

Location: Memox (meeting room “small space”), Elisabethenstrasse 15, 4051 Basel, Switzerland

Dear Shareholders,

We are pleased to invite you to the Extraordinary General Meeting of VectivBio Holding AG (the Company), which will be held on Monday, June 26, 2023, at Memox (meeting room “small space”), Elisabethenstrasse 15, 4051 Basel, Switzerland, and start at 11:00 a.m. CEST / 5:00 a.m. EDT (the Extraordinary General Meeting).

As announced on May 22, 2023, the Company and Ironwood Pharmaceuticals, Inc. (Ironwood) entered into a transaction agreement (the Transaction Agreement) on May 21, 2023. Pursuant to the Transaction Agreement, Ironwood agreed to commence a public cash tender offer (the Tender Offer) for all outstanding ordinary shares of the Company. The offer price amounts to USD 17 per share. The Board of Directors of the Company unanimously resolved to recommend to the Company’s shareholders to accept the Tender Offer and tender their shares.

Pursuant to the Transaction Agreement, the completion of the Tender Offer is subject to certain conditions, including (i) the removal of the restrictions on registration as a shareholder with voting rights and exercise of voting rights, and the approval of corresponding amendments to the Company’s articles of association (the Articles of Association), (ii) the election of new members of the Board of Directors, a new chairperson of the Board of Directors and new members of the Compensation Committee, each of them as nominated by Ironwood, and (iii) the approval of the delisting of the Company’s shares from Nasdaq. All these resolutions, if approved, are subject to, and will only become effective upon, completion of the Tender Offer (the Completion of the Tender Offer). If certain conditions to the Tender Offer, including the passing of the above resolutions regarding amendments to the Articles of Association and elections to the Board of Directors and the Compensation Committee, are not satisfied and the Tender Offer is not completed by October 31, 2023 (or such later date if the outside date is extended in accordance with the terms of the Transaction Agreement), the Company will under certain circumstances have to reimburse Ironwood for its documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, investment bankers and other advisors) incurred by it or on its behalf in connection with the Transaction Agreement and all other matters contemplated thereby up to an amount not to exceed USD 18,000,000.

The Board of Directors has therefore agreed to convene this Extraordinary General Meeting to submit the above proposals to the Extraordinary General Meeting for approval. The Board of Directors unanimously recommends that shareholders vote “FOR” all proposals of the Board of Directors. If one of proposals under agenda items 1 to 3 is not approved by the Extraordinary General Meeting, Ironwood has no obligation to accept for payment the shares tendered in the Tender Offer or to complete the Tender Offer.

Yours sincerely,

Thomas Woiwode Chairman of the Board of Directors	Luca Santarelli Chief Executive Officer and member of the Board of Directors

Disclaimer

Additional Information about the Tender Offer and Where to Find It

Pursuant to the Transaction Agreement, Ironwood commenced the Tender Offer on May 31, 2023. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Ironwood filed with the Securities and Exchange Commission (the SEC) upon commencement of the Tender Offer. On May 31, 2023, Ironwood filed tender offer materials on Schedule TO with the SEC and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the Solicitation/Recommendation Statement) with the SEC with respect to the Tender Offer. The tender statement on Schedule TO (the Tender Statement), the offer to purchase, the Solicitation/Recommendation Statement and related materials with respect to the Tender Offer and the transaction are available to the Company’s shareholders free of charge at the website of the SEC at www.sec.gov or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at https://vectivbio.com/. The Company’s shareholders are advised to read the Tender Statement and the Solicitation/Recommendation Statement and any amendments thereto, as well as any other documents relating to the Tender Offer and the transaction that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Tender Offer because they contain important information, including the terms and conditions of the Tender Offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of the Company and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Transaction Agreement including the parties’ ability to satisfy the conditions to the consummation of the Tender Offer and the other conditions set forth in the Transaction Agreement and the possibility of any termination of the Transaction Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to: the timing of the Tender Offer and the transactions contemplated by the Transaction Agreement; uncertainties as to how many of the Company’s shareholders will tender their common shares in the Tender Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Tender Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Tender Offer; the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; and other uncertainties pertaining to the business of the Company, including those detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2022. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Agenda and Proposals of the Board of Directors

1.	Removal of the Restrictions on Registration and Exercise of Voting Rights (Conditional Resolution)

The Board of Directors proposes to remove the current restrictions on registration and exercise of voting rights and to amend article 5 paras. 2, 4, 5 and 6 and article 12 paras. 1 and 2 of the Articles of Association as shown below, provided that these amendments shall be subject to, and only become effective upon, the Completion of the Tender Offer:

	Artikel 5		Article 5

Aktienbuch, Eintragungsbeschrän-kungen, Nominees	[1] [unchanged]	Share Register, Restrictions on Registration, Nominees	[1] [unchanged]

[2] Erwerber von Namenaktien werden auf Gesuch als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und für eigene Rechnung erworben zu haben und dass sie alle anderen gesetzlichen Voraussetzungen erfüllen. ~~Vorbehältlich Absatz 4 und 6 dieses Artikels 5 und Artikel 685d Abs. 3 OR wird keine Person als Aktionär mit Stimmrecht für mehr als 18% des im Handelsregister eingetragenen Aktienkapitals im Aktienbuch eingetragen, und keine Person darf alleine oder zusammen mit Dritten, direkt oder indirekt, formell, zuordenbar oder als wirtschaftlich Berechtigter Stimmrechte (ob ausübbar oder nicht) für mehr als 18% des im Handelsregister eingetragenen Aktienkapitals besitzen oder anderweitig über diese Limite hinaus Stimmrechte (ob ausübbar oder nicht) kontrollieren oder steuern. Diese Beschränkung gilt auch für Personen, die ihre Aktien ganz oder teilweise über Nominees (wie in Absatz 4 dieses Artikels 5 definiert) halten oder erwerben.~~

[2] Persons acquiring registered shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare to have acquired these registered shares in their own name and for their own account and to fulfil any other statutory requirements. ~~Subject to paragraphs 4 and 6 of this Article 5 and article 685d(3) CO, no person or entity shall be registered in the share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the commercial register. This restriction shall also apply to persons or entities who hold or acquire some or all of their shares through Nominees (as defined in paragraph 4 of this Article 5).~~

[3] [unchanged]	[3] [unchanged]

[4] Der Verwaltungsrat kann im eigenen Ermessen Personen, die im Eintragungsgesuch erklären, die Namenaktien als Nominees (je ein Nominee) für Rechnung von Drittberechtigten (je ein wirtschaftlicher Berechtigter) zu halten, als Aktionäre mit Stimmrecht im Aktienbuch eintragen. ~~Falls jedoch ein wirtschaftlich Berechtigter alleine oder zusammen mit Dritten infolge einer solchen getätigten oder aufrechterhaltenen Eintragung direkt oder indirekt, formell, zuordenbar oder als wirtschaftlich Berechtigter Stimmrechte (ob ausübbar oder nicht) für mehr als 18% des im Handelsregister eingetragenen Aktienkapitals besitzen oder anderweitig über diese Limite hinaus Stimmrechte (ob ausübbar oder nicht) kontrollieren oder steuern sollte, kann der Verwaltungsrat die Eintragung des Nominees, der die Aktien für Rechnung des wirtschaftlich Berechtigten hält, in Bezug auf alle Aktien, welche diese Limite überschreiten, streichen.~~ Der Verwaltungsrat kann die Eintragung mit Stimmrecht der von einem Nominee gehaltenen Aktien von Bedingungen, Beschränkungen und Meldepflichten abhängig machen und solche Bedingungen, Beschränkungen und Pflichten nach der Eintragung auferlegen oder anpassen.	[4] The Board of Directors may, in its own discretion, register persons who declare in the registration application that they hold the registered shares as nominees (each a Nominee) on behalf of third party beneficiaries (each a Beneficial Owner) in the share register as shareholders with voting rights. ~~If, however, any Beneficial Owner should as a result of such registration being made or upheld, directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to more than 18% of the share capital registered in the commercial register, the Board of Directors may cancel the registration of the Nominee holding shares for the account of such Beneficial Owner with respect to any shares in excess of such limit.~~ The Board of Directors may make the registration with voting rights of the shares held by a Nominee subject to conditions, limitations and reporting requirements and may impose or adjust such conditions, limitations and requirements once registered.

	[5] ~~Juristische Personen und Personengesellschaften oder andere Personenzusammenschlüsse oder Gesamthandverhältnisse, die untereinander kapital- oder stimmenmässig, durch einheitliche Leitung oder auf andere Weise verbunden sind, sowie natürliche oder juristische Personen oder Personengesellschaften, die im Hinblick auf eine Umgehung der Beschränkungen oder Limiten gemäss Absatz 2 oder 4 dieses Artikels 5 in gemeinsamer Absprache handeln oder anderweitig koordiniert vorgehen oder Aktien indirekt erwerben, gelten als eine Person, ein Nominee oder ein Erwerber im Sinne von Absatz 2 bzw. 4 dieses Artikels 5.~~ 		[5] ~~Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked as well as individuals, legal entities or partnerships who act in concert or otherwise act in a coordinated manner or acquire shares indirectly, thereby circumventing the restrictions or limits pursuant to paragraph 2 or 4 of this Article 5 shall be treated as one single person, entity, Nominee or as one person acquiring shares, as applicable, for purposes of paragraphs 2 and 4 of this Article 5.~~

	~~[6] Der Verwaltungsrat kann aus berechtigten Gründen mit einer Mehrheit von zwei Dritteln sämtlicher Mitglieder beschliessen, im Sinne einer Ausnahme die Beschränkungen oder Limiten gemäss Absatz 2 bzw. 4 dieses Artikels 5 teilweise oder vollständig nicht anzuwenden. Ein berechtigter Grund kann den Fall beinhalten, wo eine Person ein Angebot zum Kauf in Bezug auf sämtliche anderen Aktien der Gesellschaft unterbreitet, welches der Verwaltungsrat, nach Konsultation mit einem unabhängigen Finanzberater, den Aktionären empfiehlt. Aktionäre (ausser Nominees), welche im Zeitpunkt des Inkrafttretens dieses Artikels 5 bereits direkt oder indirekt über einen Nominee mit mehr als 18% des im Handelsregister eingetragenen Aktienkapitals eingetragen sind bzw. Aktien über diese Limite zugeteilt erhalten haben, bleiben bzw. werden mit Stimmrecht für diese Aktien eingetragen.~~		~~[6] The Board of Directors may resolve not to apply, in part or in full, the restrictions or limits pursuant to paragraphs 2 or 4 of this Article 5 by way of exception for justified reasons with the majority vote of two thirds of all its members. A justified reason may include the situation where a person extends an offer to purchase with respect to all other shares of the Company, which the Board of Directors, after having consulted an independent financial advisor, recommends to the shareholders. Shareholders, other than Nominees, already being registered with, and / or having been allocated, directly or through a Nominee, more than 18% of the share capital registered in the commercial register at the time that this Article 5 takes effect remain or will be registered with voting rights for such shares.~~

	[7] [unchanged, but to be renumbered]		[7] [unchanged, but to be renumbered]

	[8] [unchanged, but to be renumbered]		[8] [unchanged, but to be renumbered].

	Artikel 12		Article 12

Stimmrecht, Vertretung	[1] ~~Vorbehältlich Absatz 2 dieses Artikels 12 berechtigt j~~Jede Aktie berechtigt zu einer Stimme. Das Stimmrecht untersteht den Bedingungen von Artikel 5 und 6 dieser Statuten.	Voting Rights, Representation	[1] ~~Subject to paragraph 2 of this Article 12, e~~Each share shall convey the right to one vote. The voting rights are subject to the conditions of Articles 5 and 6 of these articles of association.

~~[2] Kein Aktionär kann direkt oder indirekt für eigene oder vertretene Aktien Stimmrechte ausüben, welche 18% des im Handelsregister eingetragenen Aktienkapitals überschreiten. Juristische Personen und Personengesellschaften oder andere Personenzusammenschlüsse oder Gesamthandverhältnisse, die untereinander kapital- oder stimmenmässig, durch einheitliche Leitung oder auf andere Weise verbunden sind, sowie natürliche oder juristische Personen oder Personengesellschaften, die in gemeinsamer Absprache handeln oder anderweitig koordiniert vorgehen, gelten als eine Person. Der Verwaltungsrat kann aus berechtigten Gründen mit einer Mehrheit von zwei Dritteln sämtlicher Mitglieder beschliessen, im Sinne einer Ausnahme diese Stimmrechtsbeschränkung nicht anzuwenden. Die Stimmrechtsbeschränkung gemäss diesem Absatz findet keine Anwendung auf die Ausübung des Stimmrechts durch Aktionäre bzw. deren Bevollmächtigte, soweit deren Aktien gemäss Artikel 5 Absatz 2, 4 oder 6 dieser Statuten rechtmässig mit Stimmrecht ins Aktienbuch eingetragen sind und sie diese Bestimmungen nach wie vor einhalten.~~ 	~~[2] No shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked as well as individuals or legal entities and partnerships who act in concert or otherwise act in a coordinated manner shall be treated as one single person. The Board of Directors may resolve not to apply this voting rights limitation by way of exception for justified reasons with the majority vote of two thirds of all its members. The voting rights limitation set forth in this paragraph shall not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to paragraphs 2, 4 or 6 of Article 5 of these articles of association and they are still in compliance with these provisions.~~

[3] [unchanged, but to be renumbered]	[3] [unchanged, but to be renumbered]

[4] [unchanged, but to be renumbered]	[4] [unchanged, but to be renumbered]

[5] [unchanged, but to be renumbered]	[5] [unchanged, but to be renumbered]

Explanation by the Board of Directors

The Articles of Association currently provide that (i) no person or entity shall be registered in our share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the commercial register, and (ii) no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the commercial register. To allow Ironwood to be registered with all shares of the Company to be acquired in the Tender Offer or otherwise and exercise all voting rights in respect of these shares, the Board of Directors proposes to cancel the respective restrictions in the Articles of Association.

The proposed amendments to the Articles of Association, if approved, are subject to, and will only become effective upon, the Completion of the Tender Offer and will only be filed with the Commercial Register of the Canton of Basel-Stadt immediately following the Completion of the Tender Offer.

The approval of the proposed amendments is a condition to Completion of the Tender Offer. The Board of Directors therefore recommends voting “FOR” the proposed amendments.

The proposed amendments to the Articles of Association are subject to a qualified majority of two thirds of the votes and the majority of the par value of the shares represented at the Extraordinary General Meeting.

2.	Election of a New Chairperson and New Members of the Board of Directors (Conditional Elections)

The Board of Directors proposes that the following persons be elected as new Chairperson and / or members of the Board of Directors for a term of office until completion of the 2024 Annual General Meeting, provided that these elections shall be subject to, and only become effective upon, the Completion of the Tender Offer:

2.1	Election of Andrew Davis (as Chairperson and member of the Board of Directors)

2.2	Election of John Minardo (as member of the Board of Directors)

2.3	Election of Sravan Emany (as member of the Board of Directors)

Explanation by the Board of Directors

All members of the Board of Directors re-elected at the 2023 Annual General Meeting held on June 1, 2023 have declared their resignation from the Board of Directors subject to, and effective upon, the Completion of the Tender Offer. The nominees proposed for election have been nominated by Ironwood in accordance with the terms and conditions of the Transaction Agreement. Their election is subject to, and will only become effective upon, the Completion of the Tender Offer.

The election of the proposed nominees is a condition to Completion of the Tender Offer. The Board of Directors therefore recommends voting “FOR” the election of all proposed nominees. The elections will be held on an individual basis.

Biographical information:

Andrew Davis: Mr. Davis has served as Ironwood’s chief business officer since December 2021 and previously served as senior vice president of business development from May 2021 to July 2021 and as senior vice president corporate development, strategy, and valuation from July 2021 to December 2021. Before joining Ironwood, Mr. Davis served as the chief business development and M&A officer at iNova Pharmaceuticals from September 2017 to May 2021, leading all company transactions and acting as a member of the executive management team. Prior to iNova, Mr. Davis was head of oncology business development for Merck & Co. from November 2016 to September

2017. Before his time at Merck, Mr. Davis was at Bausch Health Companies (formerly Valeant Pharmaceuticals), where he held roles of increasing responsibility within the business development function, ultimately serving as senior vice president of business development and leading all transactions for the company, including the acquisitions of Salix Pharmaceuticals and Bausch + Lomb. Mr. Davis began his career as an analyst at McKinsey & Co., where his work focused on the healthcare space. Mr. Davis serves on the board of directors of UTILITY therapeutics Ltd. Mr. Davis holds a B.A. in economics from Boston University.

John Minardo: Mr. Minardo has served as Ironwood’s chief legal officer since August 2021. Prior to joining Ironwood, Mr. Minardo was with Seqirus, a pharmaceutical company, where he was vice president, general counsel and a member of the Seqirus executive leadership team, leading a global legal team overseeing activities including business transactions, regulatory matters, corporate governance, compliance and intellectual property from November 2015 to July 2021. Prior to Seqirus, Mr. Minardo was with Novartis in increasing roles of responsibility from October 2007 to November 2015, ultimately serving as vice president, general counsel and chief compliance officer at Novartis Influenza Vaccines. Mr. Minardo started his legal career as a litigator at Kaye Scholer LLP. Mr. Minardo holds a B.A. from Boston College and a J.D. from Brooklyn Law School.

Sravan Emany: Mr. Emany has served as Ironwood’s chief financial officer since December 2021. Prior to joining Ironwood, Mr. Emany served as corporate vice president, commercial excellence and chief strategy officer of Integra LifeSciences Holdings Corporation, a publicly held global healthcare company, since March 2020 and as vice president of strategy, treasury and investor relations from February 2018 to March 2020. Prior to that, Mr. Emany served in various mergers and acquisitions investment banking roles at Bank of America and BofA Securities (formerly Bank of America Merrill Lynch) from September 2008 to February 2018, culminating in his service as managing director in the mergers and acquisitions group where he led numerous mergers and acquisitions in the healthcare sector. Mr. Emany also served in various other financial roles, including with Goldman Sachs Group and Morgan Stanley. Mr. Emany holds a B.A. in international relations from The Johns Hopkins University and an M.A. in international relations and international economics from The Johns Hopkins School of Advanced International Studies.

3.	Election of New Members of the Compensation Committee (Conditional Elections)

The Board of Directors proposes that the following persons be elected as new members of the Compensation Committee for a term of office until completion of the 2024 Annual General Meeting, subject to their election as members of the Board of Directors under agenda item 2 and provided that these elections shall be subject to, and only become effective upon, the Completion of the Tender Offer:

3.1	Election of Andrew Davis

3.2	Election of John Minardo

3.3	Election of Sravan Emany

Explanation by the Board of Directors

All members of the Compensation Committee re-elected at the 2023 Annual General Meeting held on June 1, 2023 have declared their resignation from the Board of Directors and, consequently, the Compensation Committee subject to, and effective upon, the Completion of the Tender Offer. The nominees proposed for election have been nominated by Ironwood in accordance with the terms and conditions of the Transaction Agreement. Their election is subject to, and will only become effective upon, the Completion of the Tender Offer.

The election of the proposed nominees is a condition to Completion of the Tender Offer. The Board of Directors therefore recommends voting “FOR” the election of all proposed nominees. The elections will be held on an individual basis.

Please refer to agenda item 2 for biographical information regarding the proposed nominees.

4.	Delisting of the Company’s Shares (Conditional Resolution)

The Board of Directors proposes that the Extraordinary General Meeting approves the delisting of the ordinary shares of the Company from Nasdaq, subject to (i) Completion of the Tender Offer and (ii) satisfaction of the requirements under the listing rules of the Nasdaq Stock Market, LLC (the Nasdaq Rules).

Explanation by the Board of Directors

To allow Ironwood to delist the Company’s shares from Nasdaq following Completion of the Tender Offer, in accordance with the terms and conditions of the Transaction Agreement, the Board of Directors proposes to the Extraordinary General Meeting to approve the delisting. This resolution is subject to (i) Completion of the Tender Offer and (ii) satisfaction of the requirements under the Nasdaq Rules. The ultimate decision when to delist the Company’s shares will be taken by the newly composed Board of Directors following Completion of the Tender Offer. Following delisting of the Company’s shares from Nasdaq and provided that the criteria for deregistration are met, Ironwood intends to cause the Company to make a filing with the SEC requesting that the Company’s reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, be terminated.

The Board of Directors recommends voting “FOR” the proposed delisting.

Organizational Information

1.	Admission to the Extraordinary General Meeting

Shareholders entered in the Company’s share register with the right to vote as per the Record Date (as defined below) will be entitled to participate in the Extraordinary General Meeting. Shareholders wishing to attend the Extraordinary General Meeting in person must present proof of ownership and appropriate identification at the Extraordinary General Meeting. Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) intending to participate and vote their shares in person at the Extraordinary General Meeting must check the appropriate box and download their admission ticket on the Computershare portal using their access information provided in the Notice (as defined below). Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) who wish to attend and vote their shares in person at the Extraordinary General Meeting must obtain a valid legal proxy from their bank or broker following their instructions.

Please note that shareholders do not need to attend the Extraordinary General Meeting in person to cast their vote and that they may be represented by (i) the independent proxy, Buis Bürgi AG, Mühlebachstrasse 8, 8008 Zurich, Switzerland (see 4. Instructions below) or (ii) their proxy, who does not need to be a shareholder, by completing and signing a proxy form. Such proxy form can be downloaded on the Computershare portal alongside the admission ticket. The proxy must present an original of the signed proxy form at the Extraordinary General Meeting together with the admission ticket, proof of ownership and appropriate identification.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register of the Company maintained by our share registrar and transfer agent, Computershare Trust Company N.A. (Computershare), as of May 22, 2023, at 10:00 p.m. CEST / 4:00 p.m. EDT (the Record Date), will be entitled to vote at the Extraordinary General Meeting. Shareholders who sell their shares prior to the Extraordinary General Meeting will not be able to vote those shares at the Extraordinary General Meeting. Shareholders who purchase shares between the Record Date and the completion of the Extraordinary General Meeting will not be able to vote those shares at the Extraordinary General Meeting.

Our Articles of Association currently provide that no person or entity shall be registered in our share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the commercial register. This restriction shall also apply to persons or entities who hold or acquire some or all of their shares through nominees. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with other parties) voting rights with respect to more than 18% of the share capital recorded in the commercial register, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 18% limit. Shareholders who had been registered with, and / or had been allocated, directly or through a nominee, more than 18% of the share capital registered in the commercial register prior to our initial public offering remained or were registered with voting rights for such shares.

No shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked as well as individuals or legal entities and partnerships who act in concert or otherwise act in a coordinated manner shall be treated as one single person. This voting rights limitation shall not apply to (i) the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our Articles of Association and they are still in compliance with these provisions or (ii) to the extent the Board of Directors has resolved in accordance with the Articles of Association not to apply these restrictions. Any shareholder who returns a proxy card or votes electronically thereby confirms that it does not exceed the aforementioned 18% thresholds, to the extent such thresholds apply to it.

These restrictions on registration or exercise of voting rights do not impact the trading of shares before, during or after the Extraordinary General Meeting.

3.	Extraordinary General Meeting Notice and Voting Materials

Holders of Record will receive the Extraordinary General Meeting notice (the Notice) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may give voting instructions and authorization to the independent proxy electronically, as well as information on voting by mail.

Street Name Holders are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give voting instructions and authorizations to the independent proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this invitation to the Extraordinary General Meeting and a proxy card as indicated in the Notice. This invitation to the Extraordinary General Meeting can also be accessed at www.edocumentview.com/VECT.

4.	Voting Instructions

Voting rights can be exercised through a proxy, who does not need to be a shareholder, or the independent proxy, Buis Bürgi AG, Mühlebachstrasse 8, 8008 Zurich, Switzerland. Shareholders may give a proxy and voting instructions to the independent proxy via Computershare or, if applicable, the portal designated by their broker or bank, prior to the Extraordinary General Meeting.

The independent proxy will be present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom Computershare has received a valid proxy and voting instructions. Holders of Record who have timely submitted their proxy but have not specifically indicated how to vote their shares instruct the independent proxy to vote in accordance with the recommendations of the Company’s Board of Directors with regard to the agenda items and proposals listed in this invitation to the Extraordinary General Meeting. If any modifications to the agenda items or the proposals identified in this invitation to the Extraordinary General Meeting, or other matters on which voting is permissible under Swiss law, are properly presented at the Extraordinary General Meeting for consideration, the Holders of Record and the Street Name Holders instruct the independent proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Company’s Board of Directors.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give a proxy and voting instructions to the independent proxy electronically through the Computershare portal with the individual shareholder control number (QR Code). To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give a proxy and voting instructions to the independent proxy through Computershare by mail, using the proxy card. Holders of Record may order a copy of this invitation to the Extraordinary General Meeting and a proxy card as indicated in the Notice. Holders of Record should send their completed and signed proxy card to Computershare at one of the following addresses:

By Mail: Computershare Investor Services P.O. Box 43078 Providence, RI 02940-3078 United States of America	By Overnight Delivery: Computershare Investor Services 150 Royall St., Suite 101 Canton, MA 02021 United States of America

Electronic voting instructions and proxy cards must be received by Computershare no later than June 23, 2023, at 5:59 a.m. CEST / June 22, 2023, at 11:59 p.m. EDT. Shareholders who voted electronically or by mail in advance are not permitted to cast their votes at the Extraordinary General Meeting in person, but can attend the Extraordinary General Meeting as guests. Should Computershare receive voting instructions from the same shareholder both electronically and by mail, the instructions last received will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions that are set in the instructions of their broker or bank or its designated agent.

5.	Language

The Extraordinary General Meeting will be conducted in English.

6.	Record of Resolutions

A record of the resolutions taken by the Extraordinary General Meeting will be available after the Extraordinary General Meeting on the Company’s website at ir.vectivbio.com/events-and-presentations.

Contact Address

VectivBio Holding AG

Aeschenvorstadt 36

4051 Basel

Switzerland

Investor Relations:

Patrick Malloy

+41 61 551 30 36

ir@vectivbio.com

http://www.vectivbio.com

Basel, June 5, 2023

VectivBio Holding AG

For the Board of Directors

Thomas Woiwode Chairman of the Board of Directors